[redacted]

10028942

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

SE 10028942 MISSION
...ashington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seville Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 Mabry Hood Road
(No. and Street)

Knoxville (City) TN (State) 37922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Elliott 865-690-2941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seville Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W. Elliott
Signature

President
Title

CHRISSEY L. STEPHENS
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY

Chrissey L. Stephens
Notary Public
exp. 11/25/12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

Seville Capital, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Seville Capital, Inc., as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seville Capital, Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2010

SEVILLE CAPITAL, INC.
Statement of Financial Condition
December 31, 2009

ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,248	
Total Current Assets		$ 2,248
Total Assets		$ 2,248
LIABILITIES		
Accounts payable	$ 8,803	
Total Current Liabillities		$ 8,803
STOCKHOLDER'S EQUITY		
Common stock, stated value $50 per share;		
Authorized 2,000 shares		
Issued and outstanding 100 shares	5,000	
Additional paid-in capital	27,445	
Retained deficit	(39,000)	
Total stockholder's equity		(6,555)
Total Liabilities and Stockholder's Equity		$ 2,248

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statement of Income
Year Ended December 31, 2009

REVENUE		
Commissions		$ 16,575
OPERATING EXPENSES		
Commissions	8,536	
Legal and professional	8,889	
Registration, license and dues	715	
Other operating expenses	392	
Total Operating Expenses		18,532
Net loss		$ (1,957)

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2008	$ 5,000	$ 27,445	$ (37,043)	$ (4,598)
Net Loss	-	-	(1,957)	(1,957)
Balance at December 31, 2009	$ 5,000	$ 27,445	$ (39,000)	$ (6,555)

See notes to financial statements.

SEVILLE CAPITAL, INC.
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities	
Net loss	$ (1,957)
Adjustments to reconcile net loss to net cash	
Used in operating activities:	
(Increase) decrease in liabilities	
Accounts payable	209
Net cash used in operating activities	(1,748)
Cash and Cash Equivalents at the Beginning of the Year	3,996
Cash and Cash Equivalents at the End of the Year	$ 2,248

See notes to financial statements.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities - Seville Capital, Inc. (the "Company") is an investment advisory firm, registered in the state of Tennessee and is a member of the National Association of Securities Dealers, Inc., (NASD). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers investments readily convertible into cash without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

Income Taxes - The Company recognizes taxable income under the cash method of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences may occur during the course of the year.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company adopted Interpretation 48 on January 1, 2009 and does not expect it to have any material effects on the financial statements for the year ending December 31, 2009. The Company evaluates its uncertain tax positions using the provisions FASB ASC Topic 450 "*Contingencies*". Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimates and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events - The entity has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009 for items that should potentially be recognized or disclosed in the financial statements. The evaluation was conducted through February 26, 2010.

NOTE 2 - SUBORDINATED LIABILITIES

At December 31, 2009, there were no liabilities which were subordinated to claims of general creditors.

NOTE 3 - RELATED PARTY TRANSACTIONS

A company related to Seville Capital, Inc. by common ownership provides office space, management, and support service to the Company and was not paid for these services during the year ended December 31, 2009.

Commissions and investment advisory fees paid to the stockholder amounted to $8,536 for the year ending December 31, 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company's net capital deficit totaled $11,555. The Company's net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital was negative 1.34 to 1 at December 31, 2009.

NOTE 5 - CONCENTRATIONS AND CONTINGENCIES

The Company was in violation of net capital requirements at various times throughout the year under audit. Penalties for violations of net capital requirements may include suspension of all activities and functions while in violation, monetary sanctions, expulsion of the firm, and/or expulsion of the Financial Principal. These financial statements do not include any provisions for potential penalties or adverse actions against the Company or the Financial Principal by regulatory agencies.

SUPPLEMENTARY INFORMATION

SEVILLE CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2009

Total Stockholer's Equity (From Statement of Financial Condition)	$ (6,555)
Nonallowable Assets and Adjustment: Property and Equipment Net Book Value	-
Net Capital (Deficit)	$ (6,555)
Aggregate Indebtedness	$ 8,803
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Net Capital (Deficit)	$ (11,555)
Net Capital (Deficit) at 1000%	$ (7,435)
Ratio of Aggregate Indebtedness to Net Capital	-1.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5):

No Reconciliation Necessary

SEVILLE CAPITAL, INC.
EXEMPTION FROM REQUIREMENT PURSUANT TO RULE 15c3-3
December 31, 2009

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control

To the Stockholder
Seville Capital, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Seville Capital, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Seville Capital, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Seville Capital, Inc.'s internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of Seville Capital, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Seville Capital, Inc. including consideration of control activities safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Seville Capital, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Seville Capital, Inc. in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Seville Capital, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Seville Capital, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedure listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Seville Capital, Inc.'s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of Seville Capital, Inc.'s financial statements that is more than inconsequential will not be prevented or detected by Seville Capital, Inc.'s internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by Seville Capital, Inc.'s internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as define above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Seville Capital, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2010

SEVILLE CAPITAL, INC.

Financial Statements and Supplementary Information

Year Ended December 31, 2009

SEVILLE CAPITAL, INC.
Financial Statements and Supplementary Information
December 31, 2009

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